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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                      ENHANCE FINANCIAL SERVICES GROUP INC.

- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK

- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   293310 10 8

                       -----------------------------------
                                 (CUSIP Number)

              F. SEDGWICK BROWNE, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                       101 PARK AVENUE, NEW YORK NY 10178
                                 (212) 309-6000

                       -----------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  MAY 22, 1996

             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO.  293310 10 8                                      PAGE  2  OF    PAGES
          -------------------                                    ---    --

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SWISS REINSURANCE COMPANY
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*
    WC

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or (e)                                                    / /

- -------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    SWITZERLAND

- -------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                               1,000,000 SHARES OF COMMON STOCK
                           ----------------------------------------------------
     SHARES                8   SHARED VOTING POWER
  BENEFICIALLY                   0 SHARES OF COMMON STOCK
    OWNED BY               ----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING                  1,000,000 SHARES OF COMMON STOCK
     PERSON                ----------------------------------------------------
      WITH                 10  SHARED DISPOSITIVE POWER
                                0 SHARES OF COMMON STOCK
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000,000 SHARES OF COMMON STOCK
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.6%**
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          IC
- -------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!
** Based on 17,903,000 shares of Common Stock outstanding as of May 3, 1996.
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                                                             PAGE  3 OF    PAGES
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

            This Amendment and Restatement No.1 amends and restates a Schedule 13D dated February 14, 1996 (the "Initial Schedule 13D") filed by Swiss Reinsurance Company, in connection with the Common Stock, $0.10 par value, of Enhance Financial Services Group, Inc. (the "Company") as follows:

Item 1.  Security and Issuer

           This Schedule 13D relates to the Common Stock, $0.10 par value ("Common Stock"), of Enhance Financial Services Group Inc., a corporation organized under the laws of the State of New York (the "Company"). The principal executive offices of the Company are located at 335 Madison Avenue, 25th Floor, New York, New York 10017-4605.

Item 2.  Identity and Background

           This Schedule 13D is filed by Swiss Reinsurance Company (the "Reporting Person"), a corporation organized under the laws of Switzerland.

           The Reporting Person is principally engaged in the business of reinsurance. The address of the Reporting Person's principal business and of its principal office is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Attached as Appendix A to Item 2 is information concerning the executive officers and directors of the Reporting Person as is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

           Neither the Reporting Person nor any of the persons referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent

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jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

           The Reporting Person entered into a Stock Purchase Agreement, dated February 9, 1996, by and among the Company, the Reporting Person, ManuLife (International) Limited ("ManuLife") and The Manufacturers Life Insurance Company (the "Stock Purchase Agreement"), attached hereto as Exhibit A, which provides, among other things, for the purchase by the Reporting Person of an aggregate of 1,000,000 shares of Common Stock at $24.48 per share. The funds required by the Reporting Person to pay the purchase price for the Common Stock came from working capital available for investment.

Item 4.  Purpose of Transactions

      Pursuant to the terms of the Stock Purchase Agreement, the Reporting Person has acquired, in two separate transactions which took place on February 23, 1996 and March 20, 1996, (i) 600,000 shares of Common Stock from the Company at a price of $24.48 per share and (ii) 400,000 shares of Common Stock from ManuLife at a price of $24.48 per share.

      The Reporting Person has beneficial ownership of the shares of Common Stock to which this Statement on Schedule 13D relates as a result of the Reporting Person's execution and delivery, and the transactions contemplated by, the Stock Purchase Agreement. Although such shares were acquired as part of a strategy for the Company and the Reporting Person to work more closely on joint products and ventures, such shares were acquired by the Reporting Person for investment purposes and not with the purpose of changing control of the issuer. In connection with this strategy, an employee of the Reporting Person, Mr. Adrian Sulzer, was elected to the Board of Directors of the Company. Moreover, pursuant to the terms of the Stock Purchase Agreement, the Reporting Person has the right to send an observer to meetings of the Board of Directors of the Company. Such observer shall not have the right to vote or otherwise functions as a Director of the Company.

      Pursuant to the terms of the Stock Purchase Agreement, the following agreements were executed and delivered:
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      (a) An amendment dated February 23, 1996, attached hereto as Exhibit D, to the Subscribers' Registration Rights Agreement, dated as of October 31, 1986, as amended, attached to the Initial Schedule 13D as Exhibit B (such amendment to be henceforth referred to as the "Subscribers' Registration Rights Agreement Amendment"), pursuant to which the Reporting Person was granted certain registration rights with respect to the shares of Common Stock that it acquired pursuant to the Stock Purchase Agreement; and

      (b) An amendment dated February 23, 1996, attached hereto as Exhibit E, to the Shareholders' Agreement, dated May 10, 1988, as amended, attached to the Initial Schedule 13D as Exhibit C (such amendment to be henceforth referred to as the "Shareholders' Agreement Amendment"), pursuant to which the Reporting Person (and the shares of Common Stock acquired by the Reporting Person under the Stock Purchase Agreement) was exempted from all of the voting and other provisions of the Shareholders' Agreement.

           Except for restrictions on the Reporting Person's transfer of shares of Common Stock acquired pursuant to the Stock Purchase Agreement and on the Reporting Person's ability to acquire additional securities of the Company, in each case as set forth in the Stock Purchase Agreement, the Reporting Person may change any of its current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by the Reporting Person, or take any other action with respect to the Company or any of its securities in any manner permitted by law.

           Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named on Appendix A to
Item 2 of this Schedule 13D has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the
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Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5.          Interest in Securities of the Company

      (a) The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person as of the date hereof is 1,000,000 shares, or approximately 5.6% of the class of securities identified in Item 1 based on information from the Company that there were 17,903,000 shares of Common Stock outstanding as of May 3, 1996 (which figure includes the 1,000,000 shares of Common Stock subject to the Stock Purchase Agreement). None of the persons named in Appendix A beneficially own any shares of Common Stock.

      (b) The number of shares of Common Stock as to which the Reporting Person may be deemed to (i) have sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition is set forth in the cover page and such information is incorporated herein by reference.

      (c) Except as reported in Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person and persons named in Appendix A.

      (d)  Not Applicable.

      (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

           With the exception of (i) the Stock Purchase Agreement and (ii) the amendment to the Registration Rights Agreement referred to in Item 4 herein, upon its effectiveness, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
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Item 7.  Material to be Filed as Exhibits

1.  Exhibit A - The Stock Purchase Agreeement             Page
2.  Exhibit B - The Registration Rights Agreement         Page
3.  Exhibit C - The Shareholders' Agreement               Page
4.  Exhibit D - The Subscribers' Registration             Page
                Rights Agreement Amendment
5.  Exhibit E - The Shareholders' Agreement Amendment     Page.
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                                    SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this amendment and restatement is true, complete and correct.

Dated:  May 22, 1996

                       SWISS REINSURANCE COMPANY

                       BY: /s/ B. Porro
                          ---------------------------------
                           Name: B. Porro
                           Title: Member of Executive Board

                       BY: /s/ A. Sulzer
                          -----------------------------------
                           Name: A. Sulzer
                           Title: Member of Senior Management
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                              APPENDIX A TO ITEM 2

           The following sets forth information with respect to the executive officers and directors of the Reporting Person.

           Ulrich Bremi is a Swiss citizen and his principal occupation is to act as Chairman of the Board of Directors and member of the Committee of Directors of the Reporting Person. Mr. Bremi's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Rainer E. Gut is a Swiss citizen and his principal occupation is to act as Chairman of the Board of Directors of CS Holding. Mr. Gut is a member of the Board of Directors of the Reporting Person. Mr. Gut's business address is Paradeplatz, 8070 Zurich, Switzerland.

           Lukas Muehlemann is a Swiss citizen and his principal occupation is to act as Managing Director, member of the Board of Directors, member of the Committee of Directors and President of the Executive Board of the Reporting Person. Mr. Muehlemann's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Urs Baerlocher is a Swiss citizen and his principal occupation is to act as Chairman of the Board of Supervisors of Sandoz Deutschland GmbH. Mr. Baerlocher is a member of the Board of Directors of the Reporting Person. Mr. Baerlocher's business address is Spittlertorgraben 27, 90429 Nurnberg, Germany.

           Thomas W. Bechtler is a Swiss citizen and his principal occupation is to act as Managing Director of Hesta AG. Mr. Bechtler is a member of the Board of Directors of the Reporting Person. Mr. Bechtler's business address is Seestrasse 21, P.O. Box 1510, 8700 Kuesnacht, Switzerland .

           Hans Buehlmann is a Swiss citizen and his principal occupation is as Professor at the Federal Institute of Technology in Zurich. Mr. Buehlmann is a member of the Board of Directors of the Reporting Person. Mr. Buehlmann's business address is the Federal Institute of Technology, 8092 Zurich, Switzerland.

           Peter Forstmoster is a Swiss citizen and his principal occupation is as Professor at the University of Zurich. Mr. Forstmoster is a member of the Board of Directors of the Reporting Person. Mr. Forstmoster's business address is Bahnhofstrasse 13, 8001 Zurich, Switzerland.

           Benedict G. F. Hentsch is a Swiss citizen and his principal occupation is to act as a Partner of Darier Hentsch &
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Cie. Mr. Hentsch is a member of the Board of Directors of the Reporting Person.
Mr. Hentsch's business address is rue Saussure 4, P.O. Box 5045, 1211 Geneva 11, Switzerland.

           Ernesto Jutzi is a Swiss citizen and his principal occupation is to act as member of the Board of Directors of the Reporting Person. Mr. Jutzi's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           John R. Coomber is a British citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Coomber's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Christoph Dorschel is a German citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Dorschel's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Peter P. Huegle is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Huegle's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Heidi Hutter is a U.S. citizen and her principal occupation is to act as member of the Executive Board of the Reporting Person. Ms. Hutter's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Rudolf Kellenberger is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Kellenberger's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Walter B. Kielholz is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Kielholz's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Bruno Laube is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Laube's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Stefan Lippe is a German citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Lippe's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.
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           Bruno Porro is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Porro's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

           Urs H. Winter is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Winter's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.
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                                EXHIBIT INDEX
                                -------------

           Exhibit No.               Description
           -----------               -----------

           Exhibit A         The Stock Purchase Agreeement
           Exhibit B         The Registration Rights Agreement
           Exhibit C         The Shareholders' Agreement
           Exhibit D         The Subscribers' Registration
                                 Rights Agreement Amendment
           Exhibit E         The Shareholders' Agreement Amendment